# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KODIAK SCIENCES INC., CIK 0001468748
CUSIP: 50015M109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1250 PAGE MILL RD, PALO ALTO, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-004092
Filed by CIK 0001754181

## Reporting persons
- D. VICTOR PERLROTH, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,504,427; shared voting power 0; sole dispositive power 5,977,427; shared dispositive power 0; aggregate amount beneficially owned 6,504,427 (9.9% of the class)

## Item 1. Issuer
Name of issuer: KODIAK SCIENCES INC.
Address of issuer's principal executive offices: 1250 PAGE MILL RD, PALO ALTO, CA, 94304.

## Item 2. Person Filing
Name of person filing: D. Victor Perlroth, M.D.
Address of principal business office or, if none, residence:
c/o Kodiak Sciences Inc.
1250 Page Mill Road
Palo Alto, CA 94304
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and is incorporated by reference. Row 9 includes (i) 2,095,538 shares of Common Stock held directly by Dr. Perlroth, (ii) 3,809,389 shares of Common Stock subject to options held by Dr. Perlroth that are immediately exercisable or exercisable within 60 days of December 31, 2025, including 658,919 shares of which are unvested and subject to an Issuer right of repurchase as of March 1, 2026, (iii) 72,500 shares of Common Stock held by the Perlroth Family Foundation U/A DTD 12/27/2006 for which Dr. Perlroth is a trustee, and (iv) 527,000 shares of Common Stock as to which Dr. Perlroth has sole voting power and no investment power pursuant to a voting agreement and proxy.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of securities of the Issuer beneficially owned by the Reporting Person as of December 31, 2025, and is incorporated by reference. The percentage set forth in Row 11 is based upon 61,758,454 shares of Common Stock outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: 6,504,427
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,977,427
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- D. VICTOR PERLROTH, M.D.: /s/ D. Victor Perlroth, D. Victor Perlroth (02/17/2026)